UNITED STATES
              SECURITIES AND EXCHANGE COMMISSION
                 Washington, D.C. 20549-1004





                         FORM U-9C-3


             QUARTERLY REPORT PURSUANT TO RULE 58


         For the quarterly period ended June 30, 1998





                     Northeast Utilities
             ------------------------------------
             (Name of registered holding company)





               Selden Street, Berlin, CT. 06037
           ----------------------------------------
           (Address of principal executive offices)





Name and telephone number of officer to whom inquiries concerning this report should be directed:

John J. Roman, Vice President and Controller
Telephone number: 860-665-5000





                           GENERAL INSTRUCTIONS

A. Use of Form

         1. A reporting company, as defined herein, shall file a report on this form within 60 days after the end of each of the first three quarters, and within 90 days after the end of the fourth quarter, of the fiscal year of the registered holding company. The period beginning on the date of effectiveness of rule 58 and ending at the end of the quarter following the quarter in which the rule becomes effective shall constitute the initial period for which any report shall be filed, if applicable.

         2. The requirement to provide specific information by means of this form supersedes any requirement by order of the Commission to provide identical information by means of periodic certificates under rule 24; but does not so supersede and replace any requirement by order to provide information by means of an annual report on Form U-13-60.

         3. Information with respect to reporting companies that is required by Form U-13-60 shall be provided exclusively on that form.

         4. Notwithstanding the specific requirements of this form, this Commission may informally request such further information as, in its opinion, may be necessary or appropriate.

B. Statements of Monetary Amounts and Deficits

         1. Amounts included in this form and in related financial statements may be expressed in whole dollars, thousands of dollars or hundred thousands of dollars.

         2. Deficits and other similar entries shall be indicated by either brackets or parentheses. An explanation should be provided by footnote.

C. Formal Requirements

         This form, including exhibits, shall be filed with Commission electronically pursuant to Regulation
         S-T(17 CFR 232.10 et seq.). A conformed copy of each such report shall be filed with each state commission having jurisdiction over the retail rates of a public utility company that is an associate company of a reporting company. Each report shall provide the name and telephone number of the person to whom inquiries concerning the report should be directed.

D. Definitions

         As used in this form, the word "reporting company" means an energy-related company or gas-related company, as defined in rule 58(b). All other words and terms have the same meaning as in the Public Utility Holding Company Act of 1935, as amended, and the rules and regulations thereunder.






ITEM 1 - ORGANIZATION CHART

---------------------------------------------------------------------------
Instructions
------------
1. Complete Item 1 only for the first three calendar quarters of the fiscal year of the registered holding company.

2. Under the caption "Name of Reporting Company," list each energy-related and gas-related company and each system company that directly or indirectly holds securities thereof. Add the designation "(new)" for each reporting company of which securities were acquired during the period, and the designation"(*)" for each inactive company.

3. Under the caption "Percentage of Voting Securities Held," state the aggregate percentage of the outstanding voting securities of the reporting company held directly or indirectly by the registered holding company at the end of the quarter.

4. Provide a narrative description of each reporting company's activities during the reporting period.
---------------------------------------------------------------------------


Name of Reporting Company - Select Energy, Inc.
                            100% owned by Northeast Utilities

Energy or gas-related company - Energy-related company

Date of organization -  September 26, 1996

State of Organization - Connecticut

Percentage of Voting Securities Held - 100% by Northeast Utilities

Nature of Business - Invest in energy-related activities

Activities during the reporting period -
Marketing of energy in the New Hampshire retail competition pilot program. Marketing activities related to request for proposals for energy service. Marketing of energy and related products and services.







ITEM 2 - ISSUANCES AND RENEWALS OF SECURITIES AND CAPITAL CONTRIBUTIONS

------------------------------------------------------------------------
Instruction
-----------
With respect to a transaction with an associate company, report only the type and principal amount of securities involved.
------------------------------------------------------------------------

Company Issuing Security - None

Type of Security Issued - None

Principal Amount of Security - None

Issue or Renewal - None

Cost of Capital - None

Person to Whom Security was Issued - None

Collateral Given With Security - None

Consideration Received for Each Security - None

Company Contributing Capital - Northeast Utilities

Company Receiving Capital - Select Energy, Inc.

Amount of Capital Contribution - $8,050,000







ITEM 3 - ASSOCIATE TRANSACTIONS

------------------------------------------------------------------------------
Instructions
------------
1. This item is used to report the performance during the quarter of contracts among reporting companies and their associate companies, including other reporting companies, for service, sales and construction. A copy of any such contract not filed previously should be provided as an exhibit pursuant to Item 6.B.

2. Parts I and II concern transactions performed by reporting companies on behalf of associate companies, and transactions performed by associate companies on behalf of reporting
companies, respectively.
------------------------------------------------------------------------------

Part I - Transactions performed by reporting companies on behalf of associate companies.



Reporting               Associate
Company                 Company      Types of
Rendering               Receiving    Services                Total Amount
Services                Services     Rendered                   Billed
----------------------- ------------ --------------          -------------
                                                              (Thousands
                                                              of Dollars)
NONE


Part II - Transactions performed by associate companies on behalf of reporting companies.


                                                             Total Amount
                                                                Billed*
Associate               Reporting
Company                 Company      Types of                Three months
Rendering               Receiving    Services                    ended
Services                Services     Rendered                June 30, 1998
----------------------- ------------ --------------          -------------
                                                              (Thousands
                                                              of Dollars)

Northeast Utilities     Select       Marketing services and
 Service Company        Energy, Inc.  new product development       3,908
                                     Customer billing
                                      system development              731
                                     Legal services                   104
                                     Miscellaneous                    104
                                                             -------------
                                             Total                 $4,847
                                                             =============


Public Service Company  Select       Customer billing
 of New Hampshire       Energy, Inc.  system development              $24
                                     Marketing services                 5
                                     Power sales agreement            319
                                                             -------------
                                             Total                   $348
                                                             =============

* 'Total Amount Billed' is direct costs only.







ITEM 4 - SUMMARY OF AGGREGATE INVESTMENT

Investments in energy-related companies:
---------------------------------------
                                                (Thousand of Dollars)

Total consolidated capitalization as of 6/30/98 $5,865,354          line 1

Total capitalization multiplied by 15%
 (line 1 multiplied by .15)                        879,803          line 2

Greater of $50 million or line 2                            879,803 line 3

Total current aggregate investment:
 (categorized by major line of
  energy-related business):
   Select Energy, Inc.                                 350
                                                -----------
   Total current aggregate investment                           350 line 4
                                                           ---------

Difference between the greater of $50 million or 15% of
capitalization and the total aggregate investment of the
registered holding company system                          $879,453 line 5
                                                           =========


Investments in gas-related companies:
------------------------------------
                             NONE

Total current aggregate investment:
 (categorized by major line of
  gas-related business):
                                                     -
                                                -----------
   Total current aggregate investment                            $0
                                                           =========







ITEM 5 - OTHER INVESTMENTS

----------------------------------------------------------------
Instruction
-----------
This item concerns investments in energy-related and gas-related companies that are excluded from the calculation of aggregate investment under rule 58.
----------------------------------------------------------------

Major Line    Other         Other
of Energy-    Investment    Investment
Related       in Last       in This       Reason for Difference
Business      U-9C-3 Report U-9C-3 Report in Other Investment
------------- ------------- ------------- ----------------------


NONE







ITEM 6 - FINANCIAL STATEMENTS AND EXHIBITS

------------------------------------------------------------------------
Instructions
------------
A. Financial Statements

1. Financial statements are required for reporting companies in which the registered holding company system has at least 50% equity or other ownership interest. For all other rule 58 companies, the registered holding company shall make available to the Commission such financial statements as are available to it.

2. For each reporting company, provide a balance sheet as of the end of the quarter and income statements for the three-month and year-to-date periods ending as of the end of the quarter, together with any notes thereto. Financial statements shall be for the first three quarters of the fiscal year of the registered holding company.

3. If a reporting company and each of its subsidiaries engage exclusively in a single category of energy-related or gas-related activity, consolidated financial statements may be filed.

4. Separate financial statements need not be filed for inactive companies or for companies engaged solely in the ownership of interests in energy-related or gas-related companies.

B. Exhibits

1. Copies of contracts required to be provided by Item 3 shall be filed as exhibits.

2. A certificate stating that a copy of the report for the previous quarter has been filed with interested state commissions shall be filed as an exhibit. The certificate shall provide the names and addresses of the state commissions.
------------------------------------------------------------------------

A. Financial Statements

   Select Energy, Inc.:
     Balance Sheet - As of June 30, 1998
     Income Statement-Three months and six months ended June 30, 1998

   Northeast Utilities (PARENT):
     Balance Sheet - As of June 30, 1998
     Income Statement-Three months and six months ended June 30, 1998



B. Exhibits

Exhibit No. Description
----------- -----------
6.B.1.1 *   Northeast Utilities Service Company (NUSCO) Service Contract
            dated as of October 7, 1996 between NUSCO and NUSCO Energy
            Partners, Inc.

6.B.1.2 **  Bulk Power Supply Service Agreement dated as of May 27, 1996 between Public Service Company of New Hampshire (PSNH) and PSNH Energy.

6.B.1.3 *** Retail Competition Pilot Program Service Agreement dated as of June 12, 1996 between PSNH and PSNH Energy.

The copies of the above contracts were filed along with Form U-9C-3 for the quarter ended June 30, 1997.

6.B.1.4 Amendment to Bulk Power Supply Service Agreement dated as of May 29, 1998 between Public Service Company of New
            Hampshire and Select Energy, Inc.

6.B.1.5 Northeast Utilities Service Company, acting as agent for the Connecticut Light and Power Company, Western Massachusetts Electric Company, Holyoke Water Power Company, Holyoke Power and Electric Company and Public Service Company of New Hampshire, and Select Energy, service under Tariff No. 6, effective
            June 1, 1998.

6.B.1.6 Northeast Utilities Service Company, acting as agent for the Connecticut Light and Power Company, Western Massachusetts Electric Company, Holyoke Water Power Company, Holyoke Power and Electric Company and Public Service Company of New Hampshire, and Select Energy, service under Tariff No. 7, effective
            June 1, 1998.




-------------------
* NUSCO Energy Partners, Inc. changed its name to Select Energy, Inc.

** Select Energy, Inc. subsequently acquired PSNH Energy's interest in these contracts.

*** PSNH Energy was a trade name of NUSCO Energy Partners, Inc. and is a trade name of Select Energy, Inc.


6.B.2.1 The company certifies that a conformed copy of Form U-9C-3 for the previous quarter was filed with the following state commissions:

            Mr. Robert J. Murphy
            Executive Secretary
            Department of Public Utility Control
            10 Franklin Square
            New Britain, CT  06051

            Ms. Mary L. Cottrell, Secretary
            Massachusetts Department of Telecommunications and Energy 100 Cambridge Street
            Boston, MA  02202

            Mr. Thomas B. Getz
            Executive Director and Secretary
            State of New Hampshire
            Public Utilities Commission
            8 Old Suncook Road, Building One
            Concord, NH  03301-7319






SELECT ENERGY, INC.
BALANCE SHEET
(Unaudited)




                                                    June 30,
                                                      1998
                                                  -------------
                                                   (Thousands
                                                   of Dollars)
ASSETS
------
Fixed Assets:
  Work in progress                               $         386



Current Assets:
  Special Deposits                               $         138
  Receivables, net                                         154
  Taxes receivable                                       4,505
                                                  -------------
                                                         4,797
                                                  -------------
Deferred Charges:
  Accumulated deferred income taxes                         42
  Other                                                     16
                                                  -------------
                                                            58
                                                  -------------


       Total Assets                              $       5,241
                                                 ==============

CAPITALIZATION AND LIABILITIES
------------------------------
Capitalization:
  Common shares, $1 par value. Authorized
   and outstanding 100 shares                    $        -
  Capital surplus, paid in                               8,051
  Retained earnings                                     (7,701)
                                                 --------------
    Total capitalization                                   350
                                                 --------------

Current Liabilities:
  Accounts payable                                       3,614
  Accounts payable to associated companies                1273
  Other                                                      4
                                                 --------------
                                                         4,891
                                                 --------------

    Total Capitalization and Liabilities         $       5,241
                                                 ==============


Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the periods shown have been made.

See accompanying notes to financial statements.









SELECT ENERGY, INC.
INCOME STATEMENT
(Unaudited)




                                    Three Months      Six Months
                                        Ended            Ended
                                      June 30,         June 30,
                                        1998             1998
                                   --------------   --------------
                                       (Thousands of Dollars)

Operating Revenues                 $         424    $         865
                                   --------------   --------------
Operating Expenses:
  Operation
      Purchased power - energy               269              531
      Other                                3,910            7,613
  Maintenance                                  5               11
  Federal and state income taxes          (1,512)          (2,958)
  Taxes other than income taxes              160              386
                                   --------------   --------------
       Total operating expenses            2,832            5,583
                                   --------------   --------------
Operating Income (Loss)                   (2,408)          (4,718)


Other Deductions                             (53)             (98)
                                   --------------   --------------
Net Income (Loss)                  $      (2,461)   $      (4,816)
                                   ==============   ==============




Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the periods shown have been made.

See accompanying notes to financial statements.








NORTHEAST UTILITIES (PARENT)

BALANCE SHEET
(Unaudited)
                                                            June 30,
                                                              1998
                                                         --------------
                                                           (Thousands
                                                           of Dollars)

ASSETS
------
Other Property and Investments:
  Investments in subsidiary companies, at equity........ $   2,284,657
  Investments in transmission companies, at equity......        20,210
  Other, at cost........................................           411
                                                         --------------
                                                             2,305,278
                                                         --------------


Current Assets:
  Cash..................................................            10
  Notes receivable from affiliated companies............        32,550
  Taxes receivable......................................        16,588
  Accounts receivable from affiliated companies.........         1,512
  Prepayments...........................................           240
                                                         --------------
                                                                50,900
                                                         --------------



Deferred Charges:
  Accumulated deferred income taxes.....................         3,118
  Unamortized debt expense..............................           163
                                                         --------------
                                                                 3,281
                                                         --------------




      Total Assets...................................... $   2,359,459
                                                         ==============



Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the period shown have been made.

See accompanying notes to financial statements.








NORTHEAST UTILITIES (PARENT)

BALANCE SHEET
(Unaudited)
                                                           June 30,
                                                             1998
                                                        --------------
                                                          (Thousands
                                                          of Dollars)

CAPITALIZATION AND LIABILITIES
------------------------------
Capitalization:
  Common shares, $5.00 par value--Authorized
   225,000,000 shares; 136,900,684 shares issued and
   130,540,854 shares outstanding...................... $     684,503
  Capital surplus, paid in.............................       934,316
  Deferred benefit plan--employee stock
   ownership plan......................................      (147,205)
  Retained earnings....................................       695,846
                                                        --------------
    Total common shareholders' equity..................     2,167,460
  Long-term debt.......................................       171,000
                                                        --------------

         Total capitalization..........................     2,338,460
                                                        --------------

Current Liabilities:
  Accounts payable.....................................           745
  Accounts payable to affiliated companies.............           533
  Long term debt--current portion......................        17,000
  Accrued interest.....................................         2,175
                                                        --------------
                                                               20,453
                                                        --------------

Other Deferred Credits.................................           546
                                                        --------------

      Total Capitalization and Liabilities............. $   2,359,459
                                                        ==============







Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the period shown have been made.

See accompanying notes to financial statements.






NORTHEAST UTILITIES (PARENT)

STATEMENT OF INCOME
    (Unaudited)

                                                Three Months       Six Months
                                                   Ended             Ended
                                                  June 30,          June 30,
                                                    1998              1998
                                               --------------    --------------
                                               (Thousands        (Thousands
                                                 of Dollars)       of Dollars)

Operating Revenues...........................  $           0     $           0
                                               --------------    --------------

Operating Expenses:
  Operation expense............................        1,422             1,920
  Federal and state income taxes...............        1,048             5,137
  Taxes other than income taxes................           22                55
                                               --------------    --------------
       Total operating expenses................        2,492             7,112
                                               --------------    --------------

Operating (Loss) Income........................       (2,492)           (7,112)
                                               --------------    --------------

Other Income (Loss):
  Equity in earnings of subsidiaries...........        6,932           (20,569)
  Equity in earnings of transmission
      companies................................          621             1,452
  Other, net...................................        5,373            22,895
                                               --------------    --------------
       Other loss, net.........................       12,926             3,778
                                               --------------    --------------

       Loss before interest charges............       10,434            (3,334)
                                               --------------    --------------

Interest Charges:
  Interest on long-term debt...................        4,047             8,178
  Other interest...............................          114               164
                                               --------------    --------------
        Interest charges.......................        4,161             8,342
                                               --------------    --------------

Net Loss for Common Shares...................  $       6,273     $     (11,676)
                                               ==============    ==============

Loss per Common Share........................  $        0.05     $       (0.09)
                                               ==============    ==============

Common Shares Outstanding (average)              130,459,076       130,379,294
                                               ==============    ==============

Note: In the opinion of the Company, all adjustments necessary for a fair presentation of the results of operations for the period shown have been made.

See accompanying notes to financial statements.






                              NORTHEAST UTILITIES
                              SELECT ENERGY, INC.


                         NOTES TO FINANCIAL STATEMENTS


1.   About Northeast Utilities

     Northeast Utilities (NU) is the parent company of the Northeast Utilities system (the NU system). The NU system furnishes franchised retail electric service in Connecticut, New Hampshire and western Massachusetts through four wholly owned subsidiaries: The Connecticut Light and Power Company (CL&P), Public Service Company of New Hampshire (PSNH), Western Massachusetts Electric Company (WMECO) and Holyoke Water Power Company.
     A fifth wholly owned subsidiary, North Atlantic Energy Corporation (NAEC), sells all of its entitlement to the capacity and output of the Seabrook nuclear power plant to PSNH. In addition to its franchised retail service, the NU system furnishes firm and other wholesale electric services to various municipalities and other utilities, and participates in limited retail access programs, providing off-system retail electric service. The NU system serves about 30 percent of New England's electric needs and is one of the 25 largest electric utility systems in the country as measured by revenues.

     Several wholly owned subsidiaries of NU provide support services for the NU system companies and, in some cases, for other New England utilities. Northeast Utilities Service Company provides centralized accounting, administrative, information resources, engineering, financial, legal, operational, planning, purchasing and other services to the NU system companies. Northeast Nuclear Energy Company acts as agent for the NU system companies and other New England utilities in operating the Millstone nuclear generating facilities. North Atlantic Energy Service Corporation has operational responsibility for the Seabrook nuclear generating facility. Three other subsidiaries construct, acquire or lease some of the property and facilities used by the NU system companies. In addition, CL&P and WMECO each have established a special purpose subsidiary whose business consists of the purchase and resale of receivables.

     Charter Oak Energy, Inc. (COE), HEC Inc. (HEC), Mode 1 Communications, Inc, (Mode 1), and Select Energy, Inc. (Select Energy), are other NU system companies which engage in a variety of activities.

     Directly and through subsidiaries, COE has an investment in a foreign utility company as permitted under the Energy Policy Act of 1992. This investment is accounted for on an equity basis based upon COE's level of participation. NU has put COE up for sale.

     HEC provides energy management services for the NU system's and other utilities' commercial, industrial and institutional electric customers. Mode 1 and Select Energy develop and invest in telecommunications and in energy-related activities, respectively.

2.   About Select Energy, Inc.

     NU organized NUSCO Energy Partners, Inc. (NEP), in 1996. NEP acquired PSNH's interest in the New Hampshire retail electric competition pilot program in late 1996. During 1997, NEP changed its name to Select Energy.

     Select Energy is a vehicle for participation in other retail pilot competition programs and open-access retail electric markets in the Northeast and other areas of the country as appropriate. In addition, Select Energy develops and markets energy-related products and services in order to enhance its core electric service and customer relationships. Select Energy has taken steps to establish strategic alliances with other companies in various energy-related fields including fuel supply and management, power quality, energy efficiency and load management services.

3.   Public Utility Regulation

     NU is registered with the Securities and Exchange Commission (SEC) as a holding company under the Public Utility Holding Company Act of 1935 (1935
     Act). NU and its subsidiaries are subject to the provisions of the 1935 Act. Arrangements among the NU system companies, outside agencies and other utilities covering interconnections, interchange of electric power and sales of utility property are subject to regulation by the Federal Energy Regulatory Commission (FERC) and/or the SEC. The operating subsidiaries are subject to further regulation for rates, accounting and other matters by the FERC and/or applicable state regulatory commissions.









                QUARTERLY REPORT OF SELECT ENERGY, INC.

                            SIGNATURE CLAUSE





Pursuant to the requirements of the Public Utility Holding Company Act of 1935 and the rules and regulations of the Securities and Exchange Commission issued thereunder, the undersigned company has duly caused this report to be signed on its behalf by the undersigned officer thereunto duly authorized.








                  NORTHEAST UTILITIES
                  -----------------------------
                  (Registered Holding Company)




              By: /s/ John J. Roman
                  -----------------------------
                  (Signature of Signing Officer)




                  John J. Roman
                  -----------------------------

                  Vice President and Controller
                  -----------------------------

                  Date: August 26, 1998
                  -----------------------------





                                EXHIBIT 6.B.1.4


AMENDMENT TO BULK POWER SUPPLY SERVICE AGREEMENT BETWEEN PUBLIC SERVICE COMPANY OF NEW HAMPSHIRE AND SELECT ENERGY, INC.


     This Amendment is entered into as of the 29th day of May, 1998, by and between Public Service Company of New Hampshire (hereinafter referred to as the "Seller") and Select Energy, Inc. (formerly PSNH Energy and hereinafter referred to as the "Buyer").

WHEREAS, in 1996 the New Hampshire Public Utilities Commission, as directed by NH RSA 374:26a, established an experimental Retail Competition Pilot Program ("Pilot") that was originally scheduled to operate for a two-year period; and

WHEREAS, in accordance with NHPUC requirements, PSNH registered PSNH Energy, an entity to be created as a separate affiliate (PSNH Energy, Inc.), as a competitive supplier of electric power under the Pilot; and

WHEREAS, NUSCO Energy Partners, Inc., a Northeast Utilities subsidiary and affiliate of PSNH, assumed the use of the trade name PSNH Energy; and

WHEREAS, NUSCO Energy Partners, Inc., subsequently changed its name to Select Energy, Inc.; and

WHEREAS, on May 20, 1998, in Order No. 22,945, the NHPUC ordered the extension of the term of the Pilot, until such time as the NHPUC orders otherwise; and

WHEREAS, Seller and Buyer entered into a Bulk Power Supply Service Agreement ("Agreement") dated May 27, 1996, that provides Buyer with a power supply to service consumers participating in the Pilot, and said Agreement was accepted by the Federal Energy Regulatory Commission on July 17, 1996 in Docket No. ER96-1902-000 and assigned Rate Schedule FERC No. 182; and

WHEREAS, Seller and Buyer desire to extend the term of the Agreement for the duration of the Pilot to accommodate the terms of the order of the NHPUC.

NOW, THEREFORE, in consideration of the mutual obligations and understandings set forth herein, the Parties agree as follows:

     1. TERM


     The second sentence of Section 2 of the Agreement shall be revised as follows:

     This Agreement shall provide for services to be rendered by Seller to Buyer beginning at 0001 hours on the later of May 28, 1996 or the day the Pilot begins ("Commencement Date"), and ending at 2400 hours on the earlier of the date the NHPUC orders the Pilot to be terminated or the date following sixty days written notice by the Seller.

2. Name Change


     The name Select Energy, Inc. shall be substituted for PSNH Energy, Inc. throughout the Agreement.


     IN WITNESS WHEREOF, the parties have hereunto caused their names to be subscribed, each by its duly authorized officer, as of the day and year first above written.



PUBLIC SERVICE COMPANY OF NEW HAMPSHIRE



By:  /s/  Frank P. Sabatino
Its  Vice President, Wholesale Marketing



SELECT ENERGY, INC.



By:  /s/  John T. Muro
Its  Vice President, Retail Marketing








                              EXHIBIT 6.B.1.5
                           FORM OF SERVICE AGREEMENT


This Service Agreement dated as of August 3, 1998 is entered into by and between the Northeast Utilities Service Company, acting as agent for the Connecticut Light and Power Company, Western Massachusetts Electric Company, Holyoke Water Power Company, Holyoke Power and Electric Company and Public Service Company of New Hampshire, ("Seller"), and Select Energy ("Buyer").

The Service Agreement shall begin on the date it is permitted to become effective by the Commission and shall terminate upon written notification by one party to the other party in accordance with the provisions of Seller's Tariff No. 6 ("Tariff").

Seller and the Buyer agree to provide and take and pay, as applicable, for System Power Sales and System Power Exchanges in accordance with the provisions of the Tariff and this Service Agreement.

Special Provisions (if any):

Unless otherwise provided in the Tariff, any notice made to or by any party regarding this Service Agreement shall be made in writing and delivered either by telecommunication, in person, or by prepaid mail (return receipt requested) to the representatives of the other party as indicated below. Such representatives and addresses for notices or requests may be changed from time to time by notice by one party to the other.

     SELLER:   Vice President, Wholesale Marketing
               Northeast Utilities Service Company
               107 Selden Street
               Berlin, CT  06037

     BUYER:    Select Energy
               107 Selden Street
               Berlin, CT  06037

The Tariff is incorporated herein and made a part hereof. This Service Agreement may be amended, from time to time, as provided in Section P of
Schedule I of the Tariff.

IN WITNESS WHEREOF, the parties have caused this Service Agreement to be executed by their respective authorized officials as of the date first above written.


                         NORTHEAST UTILITIES SERVICE COMPANY

                         By:  /s/  Frank P. Sabatino
                         Its  Vice President, Wholesale Marketing



                         SELECT ENERGY, INC.



                         By:  /s/  Thomas W. Philbin
                         Its  Vice President




                                  EXHIBIT 6.B.1.6
                           FORM OF SERVICE AGREEMENT


This Service Agreement dated as of August 3, 1998 is entered into by and between the Northeast Utilities Service Company, acting as agent for the Connecticut Light and Power Company, Western Massachusetts Electric Company, Holyoke Water Power Company, Holyoke Power and Electric Company and Public Service Company of New Hampshire, ("Seller"), and Select Energy ("Buyer").

The Service Agreement shall begin on the date it is permitted to become effective by the Commission and shall terminate upon written notification by one party to the other party in accordance with the provisions of Seller's Tariff No. 7 ("Tariff").

Seller and the Buyer agree to provide and take and pay, as applicable, for System Power Sales and System Power Exchanges in accordance with the provisions of the Tariff and this Service Agreement.

Special Provisions (if any):

Unless otherwise provided in the Tariff, any notice made to or by any party regarding this Service Agreement shall be made in writing and delivered either by telecommunication, in person, or by prepaid mail (return receipt requested) to the representatives of the other party as indicated below. Such representatives and addresses for notices or requests may be changed from time to time by notice by one party to the other.

     SELLER:   Vice President, Wholesale Marketing
               Northeast Utilities Service Company
               107 Selden Street
               Berlin, CT  06037

     BUYER:    Select Energy
               107 Selden Street
               Berlin, CT  06037

The Tariff is incorporated herein and made a part hereof. This Service Agreement may be amended, from time to time, as provided in Section 10 of
Schedule I of the Tariff.

IN WITNESS WHEREOF, the parties have caused this Service Agreement to be executed by their respective authorized officials as of the date first above written.


                         NORTHEAST UTILITIES SERVICE COMPANY

                         By:  /s/  Frank P. Sabatino
                         Its  Vice President, Wholesale Marketing



                         SELECT ENERGY, INC.



                         By:  /s/  Thomas W. Philbin
                         Its  Vice President